VIA FACSIMILE
								July 6, 2005

Stanley Major
Major Creations Inc.
57113, 2020 Sherwood Drive,
Sherwood Park, AB, Canada, T8A 5L7

Re: 	Major Creations Inc.
	Form SB-2
	Amended June 17, 2005
	File No. 333-122870

Dear Mr. Major:

	We have completed a preliminary reading of your amended registration statement. It appears that your document fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not continue to perform a detailed examination of the registration statement at this time, until this material deficiency is addressed:

      The financial statements and auditor consent should be updated pursuant to the requirements of Item 310 (g) of Regulation S-B.
Please also update your disclosure in the appropriate sections of your prospectus in accordance with the updated financial statements.

      As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

      You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-
3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at
(202) 551-3708 with any other questions.

      				Sincerely,


      				Pamela A. Long
      				Assistant Director

cc:	W. Scott Lawler, Esq.
      1530-9 Avenue SE
      Calgary, AB T2G 0T7
      (403) 272-3620
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE